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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                            PURSUANT TO RULE 13d-1(a)
                          AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               (Amendment No. __)*

                      CORPORATE REALTY INCOME FUND I, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Depositary Units of Limited Partnership Interest
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    22003F107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             ROBERT F. GOSSETT, JR.
                    c/o CORPORATE REALTY INCOME FUND I, L.P.
                                475 FIFTH AVENUE
                     NEW YORK, NEW YORK 10017 (212) 696-0701
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed on paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22003F107
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      VANCE, TEEL & COMPANY, LTD.
      (IRS Identification Number intentionally omitted)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a)  |X|
      (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      WC
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        616,294
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               616,294
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      616,294
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (SEE INSTRUCTIONS)                                              |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 20.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      PN
--------------------------------------------------------------------------------


                               Page 2 of 12 Pages

CUSIP No. 22003F107
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      VANCE CAPITAL CORPORATION
      (IRS Identification Number intentionally omitted)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a)  |X|
      (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        616,294
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               616,294
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      616,294
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (SEE INSTRUCTIONS)                                              |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 20.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
--------------------------------------------------------------------------------


                               Page 3 of 12 Pages

CUSIP No. 22003F107
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ROBERT F. GOSSETT, JR.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a)  |X|
      (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        154,073.5
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               154,073.5
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      154,073.5
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (SEE INSTRUCTIONS)                                              |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 5.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------


                               Page 4 of 12 Pages

CUSIP No. 22003F107
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      PAULINE G. GOSSETT
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a)  |X|
      (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        154,073.5
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               154,073.5
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      154,073.5
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (SEE INSTRUCTIONS)                                              |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 5.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------


                               Page 5 of 12 Pages

CUSIP No. 22003F107
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ROBERT F. GOSSETT, III
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a)  |X|
      (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        154,073.5
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               154,073.5
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      154,073.5
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (SEE INSTRUCTIONS)                                              |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 5.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------


                               Page 6 of 12 Pages

CUSIP No. 22003F107
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      F. MORGAN G. GOSSETT
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a)  |X|
      (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        154,073.5
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               154,073.5
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      154,073.5
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (SEE INSTRUCTIONS)                                              |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 5.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------


                               Page 7 of 12 Pages

Item 1. Security and Issuer.

      The issuer is Corporate Realty Income Fund I, L.P., a Delaware limited partnership (the "Issuer"). The principal executive offices of the Issuer are located at 475 Fifth Avenue, New York, New York 10017. The equity securities to which this statement relates are depositary units of limited partnership interest ("Units").

Item 2. Identity and Background.

      This statement is being filed by a group consisting of the following persons: Vance, Teel & Company, Ltd., a Texas limited partnership ("VTC"); Vance Capital Corporation, a New York corporation ("VCC") that is the sole general partner of VTC; Robert F. Gossett, Jr. ("RFG"), the individual general partner of the Issuer, President and Director of the corporate general partner of the Issuer, Managing Director of VCC, and a beneficial owner of interests in VTC; Pauline G. Gossett ("PGG"), Secretary of the corporate general partner of the Issuer, a Director of VCC, and a beneficial owner of interests in VTC; Robert F. Gossett, III ("RG"), a beneficial owner of interests in VTC; and F. Morgan G. Gossett ("FMGG" and, collectively with VTC, VCC, RFG, PGG, and RG, the "Filers"), a beneficial owner of interests in VTC. None of VCC, RFG, PGG, RG, and FMGG own any of the Issuer's Units. VCC, RFG, PGG, RG, and FMGG are filing this Schedule 13D only because they indirectly control the power to vote and dispose of the Units owned by VTC. Attached hereto as Exhibit 7 is an Agreement among the Filers regarding filing a single Schedule 13D.

      Vance, Teel & Company, Ltd. is a privately-held Texas limited partnership that is engaged in the business of acquiring and managing real estate and other investments. The address of its principal business and its principal office is 406 East 85th Street, New York, New York 10028.

      Vance Capital Corporation is a privately-held New York corporation that is engaged in the business of acquiring and managing real estate and other investments. The address of its principal business and its principal office is 406 East 85th Street, New York, New York 10028.

      Robert F. Gossett, Jr. and Pauline G. Gossett each are United States citizens with a business address at 406 East 85th Street, New York, New York 10028. RFG's principal employment is as Individual General Partner and President and Director of the corporate general partner of the Issuer and Managing Director of VCC. PGG's principal employment is as Secretary of the corporate general partner of the Issuer and a Director of VCC.

      Robert F. Gossett, III is a United States citizen with an address at 250 East 40th Street, New York, New York 10016. RG is employed by VCC.

      F. Morgan G. Gossett is a United States citizen with an address at 2511 Griffith Park Boulevard, Los Angeles, CA 90039. FMGG is employed by VCC.

      None of the Filers has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, except that in April 2000, F. Morgan G. Gossett was convicted of driving under the influence of alcohol in Los Angeles County, Metro Division Court, Division
51. He served a two day sentence in the county jail and performed 90 hours of community service.

Item 3. Source and Amount of Funds or Other Consideration.

      In or about June 1995, the Issuer instituted a Unit Repurchase Plan (the "Plan"), to provide an additional means of liquidity for holders of Units ("Unitholders") that wish to sell their Units, pursuant to which the Issuer could, at its option, offer to repurchase Units on terms designed to comply with the provisions of Rule 10b-18 promulgated pursuant to the Securities Exchange Act of 1934, as amended. From 1995 to 1998, the Issuer repurchased an aggregate of 216,469 Units pursuant to the Plan.

      In 1998, the Issuer suspended the Plan because Unit repurchases require a monthly reallocation of Unitholders' interests and divert funds otherwise available for capital improvements to the Issuer's properties. In June 1998, to continue to provide this additional means of liquidity to Unitholders during any periods that the Plan remained suspended, VTC, an affiliate of the general partners of the Issuer, undertook to offer to purchase Units from Unitholders on the same terms and conditions as the Plan. Since June 1998, VTC has purchased an aggregate of 616,294 Units in this manner, for an aggregate consideration of approximately $6,961,000. All funds used by VTC to make purchases of Units were from VTC's working capital.

Item 4. Purpose of Transaction.

      As discussed in Item 3 above, VTC has purchased Units during periods that the Issuer's Plan has been suspended so that Unitholders may enjoy an additional means of liquidity. VTC expects to continue to offer to purchase Units in this manner unless and until the Issuer resumes implementation of the Plan.

Item 5. Interest in Securities of the Issuer.

      (a)   Number and percentage of Units beneficially owned:

            1.    VTC - 616,294 Units (20.7%);

            2. VCC - 616,274 Units (20.7%). This consists solely of the Units owned by VTC;

            3. RFG - 154,073.5 Units (5.2%). This represents RFG's 25% interest in VTC and excludes the beneficial interests of PGG (RFG's wife) and RG and FMGG (RFG's two adult children), as to which RFG disclaims beneficial ownership;

            4. PGG - 154,073.5 Units (5.2%). This represents PGG's 25% interest in VTC and excludes the beneficial interests of RFG (PGG's husband) and RG and FMGG (PGG's two adult children), as to which PGG disclaims beneficial ownership;

            5. RG - 154,073.5 Units (5.2%). This represents RG's 25% interest in VTC and excludes the beneficial interests of RFG and PGG (RG's parents) and FMGG (RG's brother), as to which RG disclaims beneficial ownership; and

            6. FMGG - 154,073.5 Units (5.2%). This represents FMGG's 25% interest in VTC and excludes the beneficial interests of RFG and PGG (FMGG's parents) and RG (FMGG's brother), as to which FMGG disclaims beneficial ownership.

      (b) Number of Units as to which such person has:

            (i) Sole power to vote or to direct the vote: A. VTC - 616,294; B. VCC - 616,294; C. RFG - 154,073.5; D. PGG - 154,073.5; E. RG -
                  154,073.5; F. FMGG - 154,073.5;

            (ii)  Shared power to vote or to direct the vote: 0

            (iii) Sole power to dispose or to direct the disposition of: A. VTC
                  - 616,294; B. VCC - 616,294; C. RFG - 154,073.5; D. PGG -
                  154,073.5; E. RG - 154,073.5; F. FMGG - 154,073.5.

            (iv)  Shared power to dispose or to direct the disposition of: 0

            (c) During the past 60 days, VTC purchased an aggregate of 47,220 Units in the manner described in Items 3 and 4 above, which transactions are described as follows: On May 30, 2003, VTC purchased an aggregate of 8,300 Units from 10 Unitholders at a price per Unit of $12.00; on June 30, 2003, VTC purchased an aggregate of 16,080 Units from 13 Unitholders at a price per Unit of $12.00; and on July 31, 2003, VTC purchased an aggregate of 22,840 Units from 20 Unitholders at a price per Unit of $12.00.

            (d) Except for VCC, RFG, PGG, RG, and FMGG, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Units acquired by VTC.

      Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1) and the note thereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among VTC, VCC, RFG, PGG, RG, and FMGG and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

      Attached hereto as Exhibit 7 is a copy of a written agreement among the Filers relating to the filing of a joint acquisition statement as required by Rule 13d-1(k).

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2003                   VANCE, TEEL & COMPANY, LTD.

                                        BY:  VANCE CAPITAL CORPORATION,
                                             General Partner


                                        BY:  /s/ Robert F. Gossett, Jr.
                                             -----------------------------------
                                             Robert F. Gossett, Jr., Managing
                                             Director


Dated: August 8, 2003                   VANCE CAPITAL CORPORATION


                                        BY:  /s/ Robert F. Gossett, Jr.
                                             -----------------------------------
                                             Robert F. Gossett, Jr., Managing
                                             Director



Dated: August 8, 2003                        /s/ Robert F. Gossett, Jr.
                                             -----------------------------------
                                             Robert F. Gossett, Jr.


Dated: August 8, 2003                        /s/ Pauline G. Gossett
                                             -----------------------------------
                                             Pauline G. Gossett


Dated: August 8, 2003                        /s/ Robert F. Gossett, III
                                             -----------------------------------
                                             Robert F. Gossett, III


Dated: August 8, 2003                        /s/ F. Morgan G. Gossett
                                             -----------------------------------
                                             F. Morgan G. Gossett